Exhibit 4.30

DIP SPV I, L.P.

One Penn, 1 Pennsylvania Plaza, Suite 4810

New York, New York 10119

May 13, 2026

Freight Technologies, Inc.

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Re: Conversion of Series C Preferred Shares Pursuant to Amended and Restated Memorandum and Articles of Association of Freight Technologies, Inc.

Dear Sirs or Madams:

Please note that the undersigned, DIP SPV I, L.P., is a holder (the “Holder”) of Series C Preferred Shares, par value $0.0001 per share (the “Series C Preferred Shares”), issued by Freight Technologies, Inc., a company limited by shares incorporated under the laws of the British Virgin Islands (the “Company”), pursuant to the terms of that certain Share Purchase Agreement, dated as of December 9, 2025, by and between the Holder and the Company. Pursuant to the Amended and Restated Memorandum and Articles of Association, filed with the Registrar of Corporate Affairs of the British Virgin Islands on March 12, 2026 (the “A&R M&A”), each Series C Preferred Share is immediately convertible on the date of issuance, at the option of the Holder, at any time and from time to time, and without the payment of additional consideration by the Holder, into such number of fully paid and non-assessable ordinary shares, with no par value per share, of the Company (the “Ordinary Shares” and such shares issuable upon conversion of the Series C Preferred Shares, the “Conversion Shares”) at the Conversion Price (as defined in the A&R M&A).

Please accept the Holder’s signature hereto as its agreement that it will not convert any shares of Series C Preferred Shares it holds into Conversion Shares at a price below $0.336 (the “Series C Floor Price”), provided, however, that beginning on June 30, 2026 and every six (6) months thereafter, subject to the rules of the Trading Market, (each, an “Adjustment Date”) the Series C Floor Price shall be adjusted to the lower of (i) the then effective Series C Floor Price, and (ii) 20% of the lower of (A) the closing price of the Ordinary Shares on the Trading Market (as reported by the Trading Market) as of the Trading Day ended immediately prior to such applicable Adjustment Date and (B) the average of the closing price of the Ordinary Shares on each of the five (5) Trading Days immediately prior to such applicable Adjustment Date. The Company and the Holder further acknowledge and agree that the Series C Floor Price may be reduced at any time subject to the approval of the Board and pursuant to the rules of the Trading Market. Capitalized terms used but not defined herein have the meanings assigned to them in the A&R M&A.

This letter shall constitute the entire agreement between the Company and the Holder pertaining to the subject matter hereof. This letter may be amended by a written instrument signed by the parties hereto. All rights and obligations hereunder will be governed by the laws of the State of New York, without regard to the conflicts of law provisions of such jurisdiction. This letter agreement may be executed, including by means of electronic signature or pdfs, in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

DIP SPV I, L.P.

By:	/s/ Antonio Ruiz-Gimenez
Name:	Antonio Ruiz-Gimenez
Title:	Managing Member

Acknowledged and Agreed

Freight Technologies, Inc.

By:	/s/ Javier Selgas
Name:	Javier Selgas
Title:	Chief Executive Officer